genetic technologies

ASX ANNOUNCEMENT

November 27th, 2012

2012 Annual General Meeting

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to release the attached slide show presentation which will be delivered by its Chief Executive Officer, Dr. Paul MacLeman, at the Company's 2012 Annual General Meeting to be held at 11.00 am this morning in the "Treetops" Room at Melbourne Museum, 11 Nicholson Street, Carlton, Victoria, Australia.

FOR FURTHER INFORMATION PLEASE CONTACT

Thomas G. Howitt
Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)
Telephone: +61 3 8412 7000

Genetic Technologies Limited
Dr Paul MacLeman – CEO Address

Annual General Meeting
Tuesday, 27 November 2012



Forward Looking Statements

This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as "should", "expects", "anticipates", "estimates", "believes" or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies' current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

Performance to Stated 2012 Goals

Goal	Outcome
Achieve BREVAGen™ business targets	
- BREVAGen™ clinical trials and expanded label claim	✓ ongoing
- Expand in major new geographies (CA & FL)	✓
- Expansion of reimbursement agreements and 'insured lives' covered	✓
Maximize licensing opportunities	
- New US strategy	✓ ongoing
- New EU approach	✓ ongoing
Build cancer management portfolio	
- Source new revenue opportunities	late stage
- Focus on existing GTG customer relationships	✓

BREVAGen™ Success to Date



2011
2012
April
June
Feb.
April
May
July
August
September
October
CMS CLIA Registration
US Pilot Launch
CMS CLIA Certificate of Compliance
PacRim Pilot Launch
Credentialing Contracts 4 of Top 10 US PPOs
California Approval to Sell
European CE Mark Approval
Florida Approval to Sell
US TV & Media Coverage

BREVAGen™ Territory Expansion



North West
Northern California
Southern California
South West
Central West
Mid West
Ohio Valley
North East
New England
Mid Atlantic
Central East
South Central
South East Central
South East
WASH.
OREGON
IDAHO
MONTANA
WYOMING
NEVADA
UTAH
ARIZONA
NEW MEXICO
COLORADO
NORTH DAKOTA
SOUTH DAKOTA
NEBRASKA
KANSAS
OKLAHOMA
TEXAS
MINNESOTA
IOWA
MISSOURI
ARKANSAS
LOUISIANA
WISCONSIN
MICHIGAN
ILLINOIS
IND.
OHIO
K Y.
MISS.
ALABAMA
G A.
FLORIDA
S.C.
NORTH CAROLINA
VA.
W. VA.
PA.
NEW YORK
MAINE
B. C.
ALBERTA
SASKATCHEWAN
MANITOBA
O N T A R I O
Q U É B E C
N.B.
N.S.
SONORA
CHIHUAHUA
COAHUILA
SINALOA
DURANGO
ZACATECAS
TAMAULIPAS
Vancouver
Calgary
Regina
Winnipeg
Seattle
Portland
Boise
Reno
San Francisco
San Diego
Las Vegas
Phoenix
Denver
Wichita
Omaha
Des Moines
Minneapolis
Sioux Falls
Chicago
Milwaukee
Indianapolis
St. Louis
Kansas City
Oklahoma City
Little Rock
Memphis
Nashville
Huntsville
Jackson
New Orleans
Houston
Tallahassee
Jacksonville
Savannah
Columbia
Charlotte
Miami
Nassau
Havana
Matanzas
Toledo
Detroit
Toronto
Columbus
Pittsburgh
Philadelphia
Washington, D.C.
Virginia Beach
New York
Hartford
Boston
Syracuse
Ottawa
Montréal
Halifax
Thunder Bay
Hermosillo
Ciudad Obregón
Chihuahua
Hidalgo del Parral
Torreón
Saltillo
Culiacán
Mazatlán
Copyright © and (P) 1988–2010 Microsoft Corporation and/or its suppliers. All rights reserved.
Central East
Central West
Mid Atlantic
Mid West
New England
North East
North West
Northern California
Ohio Valley
South Central
South East
South East Central
South West
Southern California

MDx Uptake is Speeding Up with Clinician Experience

Peer companies: Plot of revenues against announcements by year from launch


Millions $
Sales focus: acad/research -> community
Trains nurses as genetic counselors
BRCA oophorectomy, NEJM
Tamoxifen, contra-lat BC prev BRCA1/2, Lancet
BRCA mastectomy, JCO
Ob/Gyn Sales Force
Aetna
Kaiser, Empire BCBS
LabCorp
DTC Pilot
Inception
IPO
Tamoxifen, BC prevention, JNCI
DTC
Price
MDx Revenues
SGA
R&D

Myriad Genetics


ASCO & NCCN Guidelines
HER2
Oncotype DX ER, PR
IPO
Medicare
Aetna
UnitedHealthcare
CLIA Certification
Kaiser Rec Score Val, SABCS
Local, Regional Recurrence, SABCS
Treatment Score, ASCO, SABCS
ER Status, SABCS
Launch Rec Score (distant), LN- ER+
Econ Analysis, AJMC
Rec Score, SABCS
Inception
Price
Revenues
SGA
R&D

Genomic Health


KRAS, EGFR, BRAF
T-cell Rearrangement
IPO
MPL & 2nd CTC Assay
Renamed as Genoptix (Optophoresis Instruments)
CLIA
CAP
CellSearch CTC
Launches Lab Services
Inception as "DNA Dynamics" (Genetic ID testing)
Revenues
SGA
R&D

Genoptix

(acquired 2010 Novartis)

BREVAGen™: Larger Market than Initially Targeted

Initial target markets: biopsy negative and BRCA negative women

=> estimated 1.2m patients or $600m/annum



80
5
10
Non-familial (80%) BREVAGen™ market
Hereditary (5%) BRCA market
Familial history (15%)
12
7
81
BRCA1
BRCA2
Unknown

Seeing use in annual 'well woman' exam (70m OBGYN office visits/annum, 2006):

- Physicians using to baseline risk at 40y.o.
- Prescribing more tests per week than anticipated once gain full adoption
- Better defined sales channels: OBGYNs/Integrated breast health centres

BREVAGen: US Reimbursement

- Performance/payments per patient to date 20-25% better than initially budgeted
- PPO credentialing under way (13m covered lives to date)
  - More expected in the coming quarters
  - Coverage negotiations to commence CY2013
- CPT Coding changes anticipated in 2013, transition planning has been under way 12 months

M&A Opportunities

- Approximately 20 projects reviewed this year
- Detailed due diligence undertaken on three
- One project now at late negotiation stage: pipeline of 2-4 women's health diagnostics
- Another larger transaction at earlier DD stage

Project attributes sought are:

- *Near to or on market*
- *Good fit to GTG's US sales channels (OBGYNs/oncologists/breast surgeons)*
- *High unmet medical need and large addressable market*
- *Strong reimbursement characteristics*
- *Strong intellectual property*
- *Any established technology platform – genetics, histochemistry, proteomics, other*

Licensing: Upbeat Outlook for this Year

- 1,700 infringing parties available in database
  - Many more years of available licensing
- USA expanded contact with more parties
  - Large settlement expected soon
- Renewed strategy in EU leveraging all our advisors' expertise and experience
  - New suits against direct infringers this quarter
- Expect '179 to be re-issued following re-examination at USPTO substantially unchanged
  - Robust patents continue to see off challenges
- **Funding growth in the cancer diagnostics business**

Non-US Businesses Remain Steady

- Australian sales 98% of budget
- New or renewed contacts:
  - Paternity
  - Forensics
  - Canine
- Expanded distribution private paternity
- Initial launch BREVAGen
  - National media Ch7



Objectives for 2012/13

1. Expanded US territory reach
2. New products / geographies under development
3. Expanded covered lives in US
4. Expanded BREVAGen publications

Summary

Company performance for 2011/12 period

- CLIA registration 49/50 states
- BREVAGen launched, sales growing, pleasing reimbursement
- Licensing moving ahead strongly
- Australia operations solid

Recent US and Australian Media

BREVAGen™

Media Coverage May - October 2012

Thank You

Dr Paul D R MacLeman

CEO Genetic Technologies Ltd

Phone +61 3 8412 7000

Email info@gtglabs.com

